INFORMATION CIRCULAR

CANPLATS RESOURCES CORPORATION
Suite 1510 - 999 West Hastings Street
Vancouver, British Columbia  V6C 2W2

(all information as at December 10, 2008 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Canplats Resources Corporation (the “Company”) for use at the Annual General and Special Meeting of the Company’s shareholders (the “Meeting”) to be held on Wednesday, January 14, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for the shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying Proxy and inserting such other person’s name in the blank space provided in the Proxy or by completing another Proxy.  A Proxy will not be valid unless the completed, dated and signed Proxy is delivered to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorised in writing or, if the shareholder is a corporation, by a duly authorised officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1510 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.  A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders, because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorisation form”) which the Intermediary must follow.  Typically, the proxy authorisation form will consist of a one page preprinted form.  Sometimes, instead of the one page pre-printed form, the proxy authorisation form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the Proxy to validly constitute a proxy authorisation form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorisation form is to be delivered.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorised capital consists of an unlimited number of common shares without par value.  As at the date hereof, the Company has issued and outstanding 56,758,056 fully paid and non-assessable common shares, each share carrying the right to one vote.  The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on December 10, 2008 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more that 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)           the Company’s chief executive officer (“CEO”);

(b)           the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at July 31, 2008, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions	LTIP Pay-Outs ($)	All Other Compen-sation ($)
R.E. Gordon Davis Chairman and CEO	2008 2007 2006	$84,000(1) Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 350,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Tom S.Q. Yip Vice President, Finance and CFO	2008 2007(2)	Nil(3) Nil	Nil Nil	Nil Nil	100,000 Nil	Nil Nil	N/A N/A	Nil Nil

(1)	Mr. Davis commenced receiving cash compensation of $12,000 per month on January 1, 2008.
(2)	Mr. Tom S.Q. Yip was appointed Vice President, Finance and Chief Financial Officer on July 30, 2007.
(3)
The Company does not compensate Mr. Yip directly; however Mr. Yip receives remuneration as an officer of Silver Standard Resources Inc. (“Silver Standard”), a portion of which is charged to the Company by Silver Standard pursuant to the Management Agreement between the Company and Silver Standard.  There were no such charges for Mr. Yip in the financial year ended 2008.  The Management Agreement was terminated subsequent to the 2008 year end.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers.  No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)(1)	Expiration Date
R.E. Gordon Davis	Oct. 24, 2007	200,000	12.35%	$0.44	$0.44	Oct. 24, 2012
Tom S.Q. Yip	Oct. 24, 2007	100,000	7.6%	$0.44	$0.44	Oct. 24, 2012

(1)      Calculated as the closing price of the Company’s shares on the TSX Venture Exchange on the last trading day preceding the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed financial year.  During this period, no outstanding SARs were held by the Named Executive Officers.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service.  The Company does not provide retirement benefits for directors.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no compensatory plan, contract or arrangement, where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above.  No cash compensation was paid to any director of the Company for the director’s services as a director during the financial year ended July 31, 2008.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of TSX Venture Exchange (“TSX-V”).  During the most recently completed financial year, the Company granted 700,000 incentive stock options to purchase common shares to directors, including a director who is a Named Executive Officer.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorised for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a)) (c)
Equity compensation plans approved by securityholders	8,348,000	$1.97	1,203,806
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	8,348,000	$1.97	1,203,806

The material features of the Company’s stock option plan are described below under “Special Business - Approval of Stock Option Plan”.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An “informed person” means: (a) a director of executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at four for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia)(“Business Corporations Act”).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position(s) with the Company and Place of Residence(1)	Principal Occupation(1)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held(2)
Gordon J. Bogden(3) Director Toronto, Ontario, Canada

Investment banker, currently the Managing Partner of Gryphon Partners Canada.  Previously, the Vice Chairman of Global Metals and Mining, Corporate Investment Banking, National Bank Financial Inc. from 2003 to 2007.

		Since November 10, 2008	Nil
R.E. Gordon Davis Chairman, CEO and Director Vancouver, BC, Canada	Chairman and CEO of the Company.	Since October 1, 1999	1,671,750
James W. Tutton(3) Director Whistler, BC, Canada	Independent businessman.	Since October 1, 1999	200,000
David H. Watkins(3) Director Vancouver, BC, Canada	Chairman and Chief Executive Officer of Atna Resources Ltd., a mineral resource company, since March 2000.	Since April 25, 2008	Nil

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Member of the Company’s Audit Committee.

To the best of management’s knowledge, except for James W. Tutton, no proposed director is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive; or

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On December 7, 1999, NovaDx International Inc., a company of which Mr. Tutton is a director, was the subject of a temporary cease trade order under subsections 127(1) and 127(5) of the Securities Act (Ontario) issued for being in default of certain filing requirements, which temporary cease trade order was extended by an extension order dated December 21, 1999 under subsection 127(8) of the Securities Act (Ontario).  On February 29, 2000, the temporary cease trade order and extension order were revoked by a revocation order under section 144 of the Securities Act (Ontario).  In addition, on January 11, 2000, NovaDx International Inc. was the subject of a cease trade order under section 164(1) of the Securities Act (British Columbia) issued for failing to file required records, which cease trade order was revoked by a revocation order under section 171 of the Securities Act (British Columbia) dated January 28, 2000.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

The Company is a mineral exploration company at an early stage of development, with a four person board of directors and limited financial resources.  As a result, the Company’s Corporate Governance practices have not been extensively developed.

Applying the definition set out in MI 52-110, three of the four members of the Board are independent.  The members who are independent are Gordon J. Bogden, James W. Tutton and David H. Watkins.  R.E. Gordon Davis is not independent by virtue of the fact that he is an executive officer of the Company.  Accordingly, the majority of the directors are independent.

The Board of Directors meets quarterly as necessary when operations warrant and following the annual meeting of shareholders of the Company.  During the most recently completed financial year, the Board of Directors met six times.

In carrying out its responsibilities, the Board requires management of the Company to prepare and submit budgets and programs for approval of the Board.  These budgets and programs, and any updates, are reviewed at the Board’s quarterly meetings.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Gordon J. Bogden	Aeroquest International Ltd., International Royalty Corporation and Volta Resources Inc.
R.E. Gordon Davis	Pacific Ridge Exploration Ltd. and Silver Standard Resources Inc.
James W. Tutton

Archon Minerals Limited, Horseshoe Gold Mining Inc., Finlay Minerals Ltd., Consolidated Firstfund Capital Corp., New Nadina Explorations Limited, Williams Creek Explorations Limited and Prism Resources Inc.

David H. Watkins	Atna Resources Ltd., Commander Resources Ltd., EURO Resources S.A., Golden Goose Resources Ltd. and Maudore Minerals Ltd.

Orientation and Continuing Education

The Company recently appointed a new director on November 10, 2008 and provided him with an information package of the Company, including, amongst other things, its policy, procedures and disclosures.  The Board of Directors is considering alternatives for the orientation and education of directors.  Generally, the Company expects that the existing and new Board members will have a familiarity with the business of mineral exploration and development.  Professional advisors may be invited to attend Board meetings, as needed.  The Company also relies on the relatively straightforward nature of its business, and the established qualifications and expertise of its Board members.

Ethical Business Conduct

The Board adopted a Code of Conduct, which has been filed on SEDAR and is available on the Company’s website at www.canplats.com.

Nomination of Directors

The Board does not have a Nominating Committee to identify new candidates for Board nomination.  Potential candidates for appointment to the Board are considered by the Board as a whole, in reliance on the recommendations, qualifications and experience of its members.

Composition of Compensation Committee

The Compensation Committee, comprised of Gordon J. Bogden, James W. Tutton and David H. Watkins, Chair, has the responsibility for determining executive and management direct remuneration and stock options.  The Chairman’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.  Each of the three members of the Compensation Committee is an independent director.

The Compensation Committee has the sole responsibility for recommending the compensation of the Chairman and CEO and the President and COO for approval by the Board of Directors.  The compensation of the Chairman and CEO and President and COO consists of a base salary, short term incentive (bonus) and long-term incentive (stock options) determined on the basis described above.  The Chairman and CEO’s and the President and COO’s compensation for fiscal year ended July 31, 2008 were based on the Company achieving a number of milestones and continuing to see growth in its share price against its peer group during the fiscal year ended July 31, 2008.  These performance measures were given equal weighting in determining Chairman and CEO’s and the President and COO’s compensation.

The Compensation Committee reviews the compensation of the Chairman and CEO, the President and COO and the other senior officers on an annual basis.

Report on Executive Compensation submitted by the Compensation Committee.

Gordon J. Bogden

James W. Tutton

David H. Watkins, Chair

Audit Committee

As at the date hereof, the Audit Committee is composed of Gordon J. Bogden, James W. Tutton and David H. Watkins.  All of the members of the Audit Committee are “financially literate” and all are “independent” within the meaning of sections 1.4 and 1.5 of MI 52-110.  The text of the Audit Committee’s Charter is attached as Schedule “A” to this Information Circular.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 by virtue of the fact that it is a venture issuer.  Section 6.1 exempts the Company from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of MI 52-110.

Composition of the Audit Committee

The members of the audit committee of the Company along with their independence, financial literacy and relevant education and experience are set out in the table below:

Director	Independence	Financial Literacy	Relevant Education and Experience
Gordon J. Bogden	Independent(1)	Financially literate(2)	ICD.D. from Rotman School of Business; financially literate after 20 years as an investment banker and former Chair of audit committees for several other public resource companies.
James W. Tutton	Independent(1)	Financially literate(2)	Bachelor of Commerce; Chief Financial Officer and member of audit committees of other natural resource issuers.
David H. Watkins	Independent(1)	Financially literate(2)	Master of Science; President and CEO of several resource companies; audit committee member of other public resource companies; financial and business courses.

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Pre-Approval Policies and Procedures

The audit committee has established policies and procedures that are intended to control the services provided by the Company’s auditors and to monitor their continuing independence.  Under these policies, no services may be undertaken by the auditors unless the engagement is specifically approved by the audit committee or the services are included within a category which has been pre-approved by the audit committee. The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

The audit committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by the auditors (i) if such services are of a type the performance of which would  cause the auditors to cease to be independent within the meaning of applicable Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

External Auditor Service Fees (By Category)

The aggregate fees invoiced by the Company’s external auditors for each of the last three financial years for audit and non-audit services are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
July 31, 2008	$76,000	$1,000	$0	$20,768
July 31, 2007	$22,000	$2,320	$0	$146
July 31, 2006	$17,000	$1,605	$0	$0

(1)	The aggregate audit fees invoiced.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Other Board Committees

At present the Company does not have executive, nominating or corporate governance committees.

Assessment

The Board has no specific procedures for regularly assessing the effectiveness and contribution of the Board, its committees or individual directors.  As the business of the Company is relatively straightforward and its Board relatively small, it is expected that a significant lack of performance on the part of a committee or individual director would become readily apparent, and could be dealt with on a case-by-case basis.  With respect to the Board as a whole, the Board monitors its performance on an ongoing basis, and as part of that process, considers the overall performance of the Company and input from its shareholders.

The entire Board is responsible for assessing the effectiveness of the Board, its members and the committees of the Board, in consultation with the chair of the Board and the chair of each committee.

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110 which exempts venture issuers from the requirement to comply with the restrictions on the composition of its audit committee and the disclosure requirements of its audit committee in an annual information form as prescribed by MI 52-110.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.  Staley, Okada & Partners, Chartered Accountants, prior to its merger with PricewaterhouseCoopers LLP, were first appointed auditors of the Company on August 4, 2004.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com under “Canplats Resources Corporation”.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.  Shareholders may request copies of the Company’s financial statements and MD&A by contacting John J. Kim at 604-683-8218.

SPECIAL BUSINESS

Stock Option Plan

On December 10, 2008, our directors adopted an amended and restated version of the Company’s Stock Option Plan (the “Plan”) that provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares, including previously granted stock options.  The Plan is considered a “rolling” stock option plan as the number of shares reserved under the Plan increases with the number of the Company’s issued and outstanding shares.

The purpose of the Plan is to provide certain directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase common shares of the Company and benefit from any appreciation in the value of the Company’s shares.  This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the common shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

Under the Plan, the option price must not be less than the closing prices of the common shares on the Exchange on the day immediately preceding the date of grant.  An option must be exercised within a period of five years from the date of grant.  Within this five year period, the Board of Directors of the Company may determine the period during which an option may be exercised.  Any amendment to the Plan requires the approval of the Exchange and may require shareholder approval.  If ratification of the Plan or a modified version thereof is not obtained, the Company will not proceed to grant options under the Plan.  The Plan will be available for inspection at the Meeting.

Material Changes to the Existing Stock Option Plan

We are proposing to make the following material changes to our existing Stock Option Plan:

•
extend the expiry date of any outstanding option that expires during a trading blackout or within 10 business days after the date on which the blackout ends, for a period of 10 business days after such date on which the trading blackout ends; and

•	clarify the amendments to the Plan that require shareholder approval.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

Eligible Participants

The Plan provides that stock options may be granted to our directors, officers, employees and consultants (and those of our subsidiaries).  For the purposes of the Plan, the term “consultant”, as set out in section 1.2 of Policy 4.4 of the TSX-V’s Policy Manual, means an individual or consultant company, other than an employee or a director of the Company, that:

(a)
is engaged to provide on a ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to a distribution;

(b)	provides the services under a written contract between the Company or the affiliate and the individual or the consultant company;

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and

(d)	has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

Shares Available for Issuance

The Plan amends and restates our stock option plan (the “Prior Plan”) adopted by our Board in November 21, 2003 and approved by our shareholders in December 17, 2003.  The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares (subject to standard anti-dilution adjustments).  All outstanding stock options granted under the Prior Plan, a total of 4,521,000 stock options as of December 10, 2008, are included in determining the maximum number of shares reserved for issuance under the Plan.

The Plan is considered a “rolling” stock option plan as the number of shares available for issue under the Plan increases with the number of our issued and outstanding shares.  The Plan is also considered an “evergreen” stock option plan as when a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option again become available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

As of December 10, 2008, we had 56,758,056 of our common shares issued and outstanding and options to acquire 4,711,000 of our common shares outstanding (representing 8.3% of our issued and outstanding common shares).  As the Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares, as of December 10, 2008, options to acquire an additional 964,805 of our common shares were available for grant.

Plan Administration

Under the Plan, our board of directors (the “Board”) may, from time to time, designate one of our officers or employees as administrator (the “Administrator”) for the purposes of administering the Plan.  The Board has currently designated our Corporate Secretary as the Administrator.

Limitations on the Grant of Options

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options, in what amounts and for what term, subject to the following conditions:

(a)	options may be exercisable for a maximum of five years from the date of grant;

(b)	options to acquire no more than 5% of our issued and outstanding shares may be granted to any one director, officer, employee or service provider in any 12 month period; and

(c)
the number of securities issuable (or, reserved for issuance) to insiders under all share compensation arrangements, cannot at any time exceed 10% of our issued and outstanding shares, and the number of securities issued to insiders under all share compensation arrangements, within a one year period, cannot exceed 10% of our issued and outstanding shares.

The Plan provides that other terms and conditions may be attached to a particular stock option, with those terms and conditions to be referred to in a schedule attached to the option certificate.

Exercise Price

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set out in the option certificate issued in respect of the option and in any event will not be less than the market price of our common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of our common shares for a particular Award Date will typically be the closing trading price of our shares on the day immediately preceding the Award Date.  In no case will a stock option be exercisable at a price less than the minimum prescribed by the TSX-V or the applicable regulatory authorities that would apply to the award of the stock option in question.

Expiration or Termination

Under the Plan, a stock option will expire immediately in the event an employee ceases to be an employee as a result of termination for cause.  In the event an employee ceases to be an employee as a result of termination without cause or resigns, a stock option will expire 30 days after the end of an employee’s notice period or at such other date as determined by the Board.  In addition, a stock option will expire, unless otherwise determined by the Board, 30 days after (a) a director ceases to a director and (b) the expiration of a service provider’s contract.  In the event that the option holder should die, the expiry date shall be the first anniversary of the option holder’s date of death.

If an option expires during a trading blackout or within 10 business days after the date on which the blackout ends, then the expiry date of the option will be extended for a period of 10 business days after such date on which the trading blackout ends.

Vesting

Stock options granted to directors, officers, employees or service providers will vest when granted unless otherwise determined by the Board on a case by case basis.  In the event of a Change of Control (as defined in the Plan), all options outstanding shall immediately vest and be exercisable.

Amendments

Shareholder approval will be required in respect of:

(a)	any amendment to the number of our common shares issuable under the Plan;

(b)	any amendment which reduces the exercise price of an option held by a person who is one of our insiders at the time of such proposed amendment;

(c)	any amendment to the transferability or assignability of an option, except as otherwise permitted by the Plan;

(d)
any amendment extending the term of an option held by a person who is one of our insiders at the time of such proposed amendment beyond its original expiry date, except as otherwise permitted by the Plan; and

(e)	amendments required to be approved by shareholders under applicable law.

The Board may approve all other amendments to the Plan or options granted under the Plan in its discretion without shareholder approval.  The following types of amendments would not require shareholder approval:

(a)	amendments of a “housekeeping” or ministerial nature;

(b)	amendments necessary to comply with the provisions of applicable law or stock exchange rules;

(c)	any amendment which reduces the exercise price of an option held by a person who is not one of our insiders at the time of the proposed amendment;

(d)	any amendment which increases the exercise price of an option;

(e)	any amendment extending the term of an option held by a person who is not one of our insiders at the time of the proposed amendment beyond its original expiry date;

(f)	any expansion of the scope of persons eligible to participate in the Plan;

(g)	amendments respecting administration of the Plan;

(h)	any amendment to the vesting provisions of the Plan or any option;

(i)
any amendment to the early termination provisions of the Plan or any option, whether or not the option is held by one of our insiders, provided the amendment does not entail an extension beyond the original expiry date of the option; and

(j)	amendments necessary to suspend or terminate the Plan.

Assignment of Options

Options are not assignable or transferable, other than in the event of an option holder’s death.  In such event, the option holder’s personal representative may exercise any portion of the option holder’s outstanding options for a period of one year following the option holder’s death.

Financial Assistance

Common shares will not be issued pursuant to stock options granted under the Plan until they have been paid for in full by the option holder.  We will not provide financial assistance to option holders to assist them in exercising their stock options, provided, however, that the Board may, in its discretion, authorise the Administrator to make arrangements with one or more investment dealers to make loans to the holders of options of the funds required by them to pay all or a portion of the aggregate exercise price payable upon the exercise of options.  Such arrangements, if any, will be solely between any such investment dealer and holder of options and the Company will not have any liability or responsibility for any such arrangements or any loans pursuant thereto.

Copy of the Plan

A copy of the Plan will be available for viewing up to January 14, 2009, the date of the Annual General and Special Meeting, at our offices at 1510 - 999 West Hastings Street, Vancouver, BC, and on January 14, 2009, at the Annual General and Special Meeting.

Approval of the Plan

According to the policies of the TSX-V, all evergreen stock option plans must be approved by:

(a)	a majority of the issuer’s directors; and

(b)	the issuer’s shareholders;

when instituted and every year thereafter.

As of the date of this Information Circular, all of our directors, including our unrelated directors, have approved the Plan.  Accordingly, we will seek shareholder approval of the Plan as described below.

Shareholder Approval

As the TSX-V requires shareholder approval of stock based compensation arrangements and to ensure that the Plan is acceptable to our shareholders, we will ask our shareholders to approve the Plan at the Meeting.  In the event the Plan is not approved by our shareholders:

a)	previously allocated options will continue unaffected by disapproval of the resolution;

b)	no further options will be granted under the Prior Plan; and

c)	previously granted options will not be available for re-allocation if they are cancelled prior to exercise.

Our shareholders will be asked to consider and, if thought fit, pass the following resolution at the Meeting.

“RESOLVED THAT:

1.
the amended and restated Canplats Resources Corporation Stock Option Plan (the “Plan”) adopted by the Board of Directors of the Company on December 10, 2008 and as described in the Management Information Circular dated December 18, 2008, including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company, be and is hereby authorised and approved;

2.	the Company be and is hereby authorised to grant stock options under the Plan in accordance with its terms until the earlier of January 14, 2010 or its next Annual General Meeting;

3.
the Company be and is hereby authorised to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the TSX-V to ensure compliance with Exchange Policy 4.4; and

4.	the Company be and is hereby authorised to prepare such documents and make such submissions and filings as the Company may be required to make to give effect to this resolution.”

Shareholders must vote FOR or AGAINST the above resolution (not “FOR” or “ABSTAIN”).

Shareholder Rights Plan

General

Effective December 10, 2008, the Board of Directors of the Company adopted a shareholder rights plan pursuant to a shareholder rights plan agreement between the Company and Computershare Investor Services Inc. dated December 15, 2008 (the “Rights Plan”).  The Rights Plan has the following main objectives:

•	to provide the Board of Directors time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge;

•	to ensure that shareholders of the Company are provided equal treatment under a take-over bid; and

•	to give adequate time for shareholders to properly assess the merits of a take-over bid without undue pressure.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly, and the Rights Plan has not been adopted in response to any proposal to acquire control of the Company.

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to ratify, confirm and approve the adoption of the Rights Plan, a copy of which may be obtained without charge by writing to the Company to the attention of its Corporate Secretary at 1510 - 999 West Hastings Street, Vancouver, British Columbia, Canada  V6C 2W2 or from the Company’s public disclosure documents on SEDAR at www.sedar.com.

Recommendation of the Board of Directors

The Board of Directors has determined that the Rights Plan is in the best interests of the Company and recommends that shareholders vote “for” the resolution approving the Rights Plan.

Shareholder Approval and Voting of Proxies

The TSX Venture Exchange (the “Exchange”) requires that the Rights Plan be approved by a majority of votes cast at a duly called shareholders’ meeting.  The Rights Plan has been conditionally accepted by the Exchange subject to obtaining such approval.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution:

“Resolved that, subject to TSX Venture Exchange approval:

1.
the shareholder rights plan agreement made between Canplats Resources Corporation (the “Company”) and Computershare Investor Services Inc. as rights agent dated December 15, 2008 (the “Rights Plan Agreement”) and the adoption of the shareholders rights plan (the “Rights Plan”) established pursuant to the Rights Plan Agreement, as more particularly described in the Information Circular of the Company dated December 18, 2008, be and the same are hereby authorized, ratified, confirmed and approved;

2.
the actions of the directors and officers of the Company in adopting the Rights Plan and in executing and delivering the Rights Plan Agreement be and the same are hereby authorized, ratified, confirmed and approved; and

3.
any one director or officer of the Company be and is hereby authorized and directed to execute all such documents and to do and perform all such other acts and things as he or she, in his or her sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such other act or thing.”

The Rights Plan will continue in effect only if the resolution approving it is passed by greater than 50% of the votes cast by shareholders present in person or by proxy at the Meeting.  If the resolution approving the Rights Plan is not passed, the Rights Plan will automatically terminate and the Rights (as defined below) issued under it will become void.

All proxies received by the Company will be voted in favour of the resolution approving the Rights Plan, unless a proxy contains express instructions to vote against such resolution.

Summary of the Principal Terms of the Rights Plan

The following is a summary of the principal terms of the Rights Plan. This summary is qualified in its entirety by reference to the full text of the Rights Plan, which is available upon request from the Corporate Secretary of the Company as indicated above or from the Company’s public disclosure documents found at www.sedar.com.

Capitalized terms used in this summary of the Rights Plan and not otherwise defined in this Information Circular shall have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

Under the Rights Plan, one right (a “Right”) was issued and attached to each outstanding Common Share of the Company.  A Right will also be automatically issued and attached to each Common Share issued in the future, while the Rights Plan is in effect.

Acquiring Person

In general terms, the Rights will not become exercisable until ten trading days after a person:

•	commences or announces an intention to commence a take-over bid for the Company’s outstanding Common Shares;

•	has acquired 20% or more of the Company’s outstanding Common Shares, other than pursuant to a Permitted Bid or a Competing Permitted Bid, as defined in the Rights Plan; or

•	who is making a Permitted Bid or Competing Permitted Bid, ceases to comply with the requirements in the Rights Plan applicable to Permitted Bids.

If the Rights become exercisable in the circumstances referred to above, each Right entitles the holder to acquire one Common Share of the Company for the exercise price of $100 (the “Exercise Price”), subject to adjustments of the Exercise Price pursuant to the Rights Plan.  In certain circumstances described under “Flip-in Event” below, the number of Common Shares that may be acquired for the Exercise Price may increase substantially.

Permitted Bid

A Permitted Bid is one that is made by way of a take-over bid circular and that:

•	is made to all holders of Common Shares; and

•	contains irrevocable and unqualified provisions that:

w
no Common Shares will be taken up and paid for by the bidder prior to at least 60 days after the date of commencement of the bid and then only if more than 50% of the Common Shares held by persons other than the bidder and related parties have been deposited to the bid and not withdrawn;

w	Common Shares may be deposited to the bid at any time during the minimum 60-day bid period and may be withdrawn until taken up and paid for; and

w
if the 50% minimum deposit condition referred to above is satisfied, the bidder will publicly announce that fact and will allow the bid to remain open for deposits of Common Shares for not less than 10 business days after the announcement.

A Competing Permitted Bid is one that is made after the announcement of a Permitted Bid (and before its expiry) that meets the requirements of a Permitted Bid except that it must contain an irrevocable and unqualified provision that no Common Shares will be taken up and paid for by the bidder prior to the later of 35 days after the date of the Competing Permitted Bid and 60 days after the earliest date on which another Permitted Bid or Competing Permitted bid was made.

As with other Canadian shareholder rights plans, by making provision for Permitted Bids and Competing Permitted Bids, the Rights Plan does not act as a bar to take-over bids for the Company.

Flip-in Event

If a person (an “Acquiring Person”) acquires 20% or more of the outstanding Common Shares, other than pursuant to a Permitted Bid, a Competing Permitted Bid or certain other exempt acquisitions discussed below, a “Flip-in Event” will have occurred.  After a Flip-in Event has occurred, each Right will entitle the holder, on payment of the Exercise Price, to purchase from the Company that number of Common Shares having an aggregate market value equal to twice the Exercise Price.  Under the terms of the Rights Plan, any Rights held by an Acquiring Person and related parties become void and may not be exercised after the occurrence of a Flip-in Event.

The potential for the issue of a substantial number of additional Common Shares at a price effectively half of their market value to all shareholders other than an Acquiring Person and related parties, is intended to encourage bidders to make a Permitted Bid or to negotiate with the Board of Directors to obtain the redemption of the Rights or a waiver of the Rights Plan, by structuring a bid to meet the objectives of the Rights Plan referred to above. The circumstances in which the Rights can be redeemed or the Rights Plan can be waived are limited.

Redemption and Waiver

The Board of Directors has the power to waive the Flip-in Event provisions of the Rights Plan in certain circumstances where they have been inadvertently triggered.  The Board also has the power to waive the Flip-in Event provisions of the Rights Plan, prior to a Flip-in Event occurring, in respect of a take-over bid that is made by means of a take-over bid circular to all shareholders.  If the Board so waives such provisions, it shall be deemed to have waived such provisions in respect of all other take-over bids made prior to the expiry of the first bid by means of a take-over bid circular to all shareholders.

At any time prior to the occurrence of a Flip-in Event, the Board of Directors may (subject to the prior approval of the holders of Common Shares or Rights, as the case may be, by a majority vote), at its option, elect to redeem all but not less than all of the then outstanding Rights at a price of C$0.00001 per Right.

The Board also has the authority to postpone the time at which the Rights become exercisable.

Amendments

Prior to the date of the Meeting, the Company may supplement or amend the Rights Plan without the approval of any holder of Common Shares or Rights to make any changes which the Board of Directors determines in good faith are necessary or desirable.  Thereafter, except for amendments to correct any clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law or regulatory requirements, amendments to the Rights Plan require the approval of shareholders prior to the Rights becoming exercisable and the holders of Rights after the Rights become exercisable, in each case by a majority vote.

Term

If the Rights Plan is not ratified, confirmed and approved at the Meeting, it will automatically terminate and the Rights issued under it will become void. If the Rights Plan is ratified, confirmed and approved at the Meeting, it will expire at the termination of the Company’s annual meeting in 2011 unless extended upon reconfirmation. For the term of the Rights Plan to be extended, the Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at the annual meetings of the Company held in 2011 and 2014.  If the Rights Plan is not reconfirmed or presented for reconfirmation at the 2011 or 2014 annual general meeting, then the Rights Plan will terminate at the termination of such annual meeting, provided that a Flip-in Event has not occurred.  The Rights Plan shall terminate upon the conclusion of the 2017 annual general meeting of the Company.

Other Provisions

Prior to the Rights becoming exercisable, they will have no value and will have no dilutive effect on the Common Shares.

Investment managers (acting in the ordinary course of their business), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of investment funds, administrators and trustees of registered or qualified pension plans and Crown agents managing public assets which acquire 20% or more of the Common Shares are exempt from triggering a Flip-in Event, provided that they are neither making nor are part of a group making a take-over bid.

Prior to the Rights becoming exercisable, the Rights are evidenced by a legend stamped on the Common Share certificates and are not transferable separately from the Common Shares. From and after the time they become exercisable, the Rights will be evidenced by rights certificates and will be transferable separately from the Common Shares.

Other Matters

The Company has no knowledge of any proposed offer to acquire the Company’s Common Shares or any other business combination transaction.  The Board of Directors considered it prudent to adopt the Rights Plan to ensure that shareholders are treated fairly and are not subject to undue pressure to tender in the event of such a transaction.  R.E. Gordon Davis, the Chief Executive Officer of the Company, abstained from participating in the deliberations or decision of the Board of Directors to adopt the Rights Plan.

Canadian Federal Income Tax Consequences

The following discussion generally summarizes certain Canadian federal income tax consequences of the issuance of the Rights. This discussion is not intended to be, nor should it be construed to be, legal or tax advice. This summary is not exhaustive of all possible Canadian federal income tax consequences and does not anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. This summary is of a general nature only and holders of Common Shares should consult their own tax advisors with respect to their particular circumstances.

The Company has not received any income for Canadian federal income tax purposes as a result of the issuance of the Rights. Generally, the value, if any, of a right to acquire additional shares of a company is not a taxable benefit to a common shareholder of the company under the Income Tax Act (Canada) (the “Act”) and is not subject to non-resident withholding tax under the Act if identical rights are conferred on all owners of common shares at that time. While the Rights are conferred on all owners of Common Shares, the Rights may become void in the hands of certain shareholders upon the occurrence of certain triggering events. Whether the issuance of the Rights to shareholders of the Company will be deemed to be a taxable benefit which is required to be included in computing their income or subject to non-resident withholding tax is not therefore free of doubt, but in any event, only the amount or value of such benefit must be included in computing income. The Company considers the Rights to have had no monetary value at their date of issue. Where Rights are disposed of (other than on the exercise thereof), either separately or by virtue of the disposition of the Common Shares to which they are attached, holders thereof may be subject to tax in respect of the proceeds, if any, allocable to such Rights.

The foregoing does not address the Canadian income tax consequences of other events such as the separation of the Rights from the Common Shares, the occurrence of a Flip-in Event or the redemption of Rights. Shareholders are encouraged to consult their own tax advisors if they have questions with respect to such tax consequences and their personal circumstances.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory agencies has been authorised, by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

“R.E. Gordon Davis”
R.E. Gordon Davis
Chairman and Chief Executive Officer

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee is appointed by the Board of Directors of Canplats Resources Corporation (“Canplats”) to assist the Board in monitoring:

(1)	the integrity of the financial statements of Canplats,

(2)	the independent auditor’s qualifications and independence,

(3)	the performance of Canplats’ internal audit function and independent auditors, and

(4)	the compliance by Canplats with legal and regulatory requirements.

Committee Membership

The Audit Committee shall consist of three members, each of whom must be a member of the Board.  A majority of the members of the Audit Committee shall be independent as determined in accordance with section 1.4 of MI 52-110.  All members of the Audit committee shall be financially literate.  For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Audit Committee shall be appointed by the Board.  Audit Committee members may be replaced by the Board.

Meetings

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly, unless otherwise determined by the Board.

Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Audit Committee.

The independent auditors will have direct access to the Audit Committee at their own initiative.

The Audit Committee will report periodically the Audit Committee’s findings and recommendations to the Board of Directors.

Audit Committee Authority and Responsibilities

Responsibilities and powers of the Audit Committee include:

•	Annual review and revision of this Charter as necessary with the approval of the Board of Directors.

•
Determining, as a committee of the Board of Directors, the selection, the appointment, evaluation, fees and, if necessary, the replacement of the independent auditors, subject to the approval of the shareholders of Canplats.

•	Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.

•
Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Audit Committee and the Board, as representatives of the shareholders to whom the auditors are ultimately responsible.

•
Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Canplats and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

•
Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

o	bookkeeping or other services related to the accounting records or financial statements of Canplats;

o	financial information systems design and implementation;

o	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

o	actuarial services;

o	internal audit outsourcing services;

o	management functions or human resources;

o	broker or dealer, investment adviser or investment banking services;

o	legal services and expert services unrelated to the audit; and

o	any other services which the Public Company Accounting Oversight Board and Canadian Public Accountability Board determine to be impermissible.

•
Preapproving any permissible non-audit engagements of the independent auditors, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) (see attached Exhibit I) of the Securities Exchange Act of 1934 (United States) which are approved by the Audit Committee prior to the completion of the audit.

•	Meeting with the auditors and financial management of Canplats to review the scope of the proposed audit for the current year, and the audit procedures to be used.

•	Reviewing with management and the independent auditors:

o
Canplats’ annual financial statements and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board of Directors prior to its release, and ensuring that:

▪	management has reviewed the audited financial statements with the Audit Committee, including significant judgments affecting the financial statements;

▪	the members of the Audit Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Audit Committee;

▪
the Audit Committee has received the assurance of both financial management and the independent auditors that Canplats’ financial statements are fairly presented in conformity with Canadian generally accepted accounting standards (“GAAP”) in all material respects, including a reconciliation of significant measurement differences between Canadian and United States GAAP;

o	Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit; and

o	Other matters related to the conduct of the audit that are to be communicated to the Audit Committee under generally accepted auditing standards.

•	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Canplats.

•
Establishing procedures: (i) for receiving, handling and retaining of complaints received by Canplats regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

•
Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Canplats.

•	Assessing the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of this process to the Board.

•
Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of Canplats’ management of principal business risks, is complete and fairly presented.

•	Reviewing of confirmation of compliance with Canplats’ policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

•
Reviewing with financial management and, to the extent it deems necessary or appropriate, the independent auditors interim financial information for the purpose of recommending approval by the Board of Directors prior to its release.

•
At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

•	Setting clear hiring policies for employees or former employees of the independent auditors.

•
Ensuring the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

•	Engaging independent counsel and other advisors if the Audit Committee determines such advisors are necessary to assist the Audit Committee in carrying out its duties.

•
Reporting annually to the shareholders in Canplats’ Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

•
Discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding Canplats’ financial statements or accounting policies.

SECURITIES EXCHANGE ACT OF 1934
Sections 10A(i)

i.	Preapproval Requirements

1.	In general

A.	Audit committee action

All auditing services (which may entail providing comfort letters in connection with securities underwritings or statutory audits required for insurance companies for purposes of State law) and non-audit services, other than as provided in subparagraph (B), provided to an issuer by the auditor of the issuer shall be preapproved by the audit committee of the issuer.

B.	De minimus exception

The preapproval requirement under subparagraph (A) is waived with respect to the provision of non-audit services for an issuer, if--

i.
the aggregate amount of all such non-audit services provided to the issuer constitutes not more than 5 percent of the total amount of revenues paid by the issuer to its auditor during the financial year in which the nonaudit services are provided;

ii.	such services were not recognized by the issuer at the time of the engagement to be non-audit services; and

iii.
such services are promptly brought to the attention of the audit committee of the issuer and approved prior to the completion of the audit by the audit committee or by 1 or more members of the audit committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the audit committee.

2.	Disclosure to investors

Approval by an audit committee of an issuer under this subsection of a non-audit service to be performed by the auditor of the issuer shall be disclosed to investors in periodic reports required by section 13(a).

3.	Delegation authority

The audit committee of an issuer may delegate to 1 or more designated members of the audit committee who are independent directors of the board of directors, the authority to grant preapprovals required by this subsection. The decisions of any member to whom authority is delegated under this paragraph to preapprove an activity under this subsection shall be presented to the full audit committee at each of its scheduled meetings.

4.	Approval of audit services for other purposes

In carrying out its duties under subsection (m)(2) (set out below), if the audit committee of an issuer approves an audit service within the scope of the engagement of the auditor, such audit service shall be deemed to have been preapproved for purposes of this subsection.

“m.	Standards Relating to Audit Committees

2.	Responsibilities relating to registered public accounting firms
The audit committee of each issuer, in its capacity as a committee of the board of directors, shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and each such registered public accounting firm shall report directly to the audit committee.”